SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended Dec. 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-3034

XCEL ENERGY

RETIREMENT SAVINGS PLAN

XCEL ENERGY INC. (the “Company”)

800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402

XCEL ENERGY INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of Dec. 31, 2001 and 2000

	2001	2000

Assets
Receivables:
Employer contributions	$11,638,038	$7,619,729
Participant contributions	339,256	—
Dividend	1,349,940	—
Interest	49,799	1,337,134

Total receivables	13,377,033	8,956,863
Xcel Energy Common Stock Fund:
Participant directed	31,020,022	—
Non-participant directed	68,839,515	—

Total Xcel Energy Common Stock Fund	99,859,537	—
Non-interest-bearing cash	880,002	—
General investments:
Interest-bearing cash	51,783,765	17,905,608
U.S. Government securities	—	33,728,964
Corporate debt instruments	—	37,983,518
Corporate preferred securities	—	1,018,615
Loans to participants	9,905,765	5,973,150
Value of interest in registered investment companies	552,753,108	358,103,762
Value of funds held in insurance company general account	—	43,535,367
Other	—	49,200

Total general investments	614,442,638	498,298,184

Total assets	$728,559,210	$507,255,047

Liabilities
Pending securities deliverable and other	$—	$1,062,152

Total liabilities	$—	$1,062,152

Net assets available for benefits	$728,559,210	$506,192,895

See accompanying notes to financial statements.

XCEL ENERGY INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended Dec. 31, 2001

Additions
Contributions:
Employer	$6,962,240
Participants	36,509,380

Total contributions	43,471,620
Earnings (loss) on investments:
Investment income
Interest	4,983,374
Dividends	5,480,628

Total investment income	10,464,002
Net gain on sale of assets	9,289,474
Unrealized depreciation on investments	(19,912,026)

Total loss on investments	(158,550)

Total additions	$43,313,070

Deductions
Benefits paid to participants	$40,407,451
Administrative expenses	310,180

Total deductions	40,717,631

Net increase before transfers	2,595,439
Transfers (see Note 1):
To this Plan	289,175,143
From this Plan	(69,404,267)

Net transfers	219,770,876

Net increase in net assets	222,366,315
Net assets available for benefits:
Beginning of year	506,192,895

End of year	$728,559,210

See accompanying notes to financial statements.

XCEL ENERGY INC.
RETIREMENT SAVINGS PLAN
(EIN: 41-0448030 PN: 003)

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Plan Changes - On Dec. 31, 2001, the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees (NBU Savings Plan) was merged into the Xcel Energy Retirement Savings Plan (the “Plan”). Upon creation of the Nuclear Management Co. on Feb. 26, 1999, certain participants became employees of the Nuclear Management Co. and the values of their individual account balances of the Plan as of Feb. 1, 2001, were transferred to a separate defined contribution plan sponsored by the Nuclear Management Co.

Basis of Accounting - The financial statements and supplemental schedules of the Plan have been prepared in accordance with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and accounting principles generally accepted in the United States of America.

Investment Valuation - Investments are stated at fair value, except investments in guaranteed investment contracts and other insurance contracts which are carried at contract value (represents purchase cost plus interest earned). Unrealized gains (appreciation) and losses (depreciation) are recorded for the net change in the fair value of investments during the year. Dividend income is accrued on the ex-dividend date.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits - Benefits are recorded as paid. Outstanding checks for benefits paid which have not been returned to the bank are included as Other Liabilities in the Statement of Net Assets Available for Benefits.

Securities Lending - During 2000, the Trustee participated in securities lending activities by acting as the Plan’s agent involving the loan or sale of securities. The Trustee indemnifies the Plan for the difference between the market value of the securities lent and the market value of the collateral received. These transactions are collateralized by cash which is reinvested and liquidated upon conclusion of the contract. At Dec. 31, 2000, the fair value of assets held as collateral was $23,556,628. The fair value of securities lent was $22,778,354. The Plan did not engage in securities lending activities in 2001.

2.	Description of Plan and Funding Policy

The following brief description of the Plan is provided for general information purposes only.

The Plan is characterized by two distinct, but similar Plan documents. All of the assets of the trust are available to pay benefits to both bargaining and nonbargaining participants. Participants should refer to the Plan documents for more complete information.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

Eligibility - The Plan is a defined contribution employee benefit plan which provides eligible employees of participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan. The Plan is available to substantially all of the employees of the Companies.

Participant Pre-tax Contributions - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan. Employees can elect to start, stop or change their contribution election at any time. The maximum pre-tax contribution each year is 15 percent of annual base pay. Participants may invest their contributions among the various investment funds offered by the Plan. Income on a participant’s investment in the fund is credited to each participants’ account based on the number of units in the participants’ investment in the fund and the funds’ unit value.

Participant After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions or lump sum contributions. After-tax contributions by payroll deduction are subject to an annual limit of 10 percent of base pay. The total after-tax contribution for both the Plan and the Companies’ Employee Stock Ownership Plan cannot exceed 10 percent of gross pay from the time a participant first became a participant in either plan. Combined pre-tax and after-tax contributions cannot exceed 18 percent of gross pay in any given year.

Employer Contributions - Nonbargaining and bargaining employees had the option to elect the Pension Equity Program effective Jan. 1, 1999 and 2000, respectively. Subsequent to Jan. 1, 2000, bargaining employees have the option to elect either the Pension Equity Program or the then existing pension benefit program through 2005.

Employees electing the Pension Equity Program as of the effective dates and all nonbargaining employees hired subsequent to Jan. 1, 1999 are eligible to receive matching contributions equal to 100 percent of the first 3 percent of pay contributed on a pre-tax basis, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis to the Plan during the plan year. Each year, the Company determines the portion of the match to be allocated to the participants’ Employee Stock Ownership Plan accounts and the portion to be allocated to the participants’ Retirement Savings Plan accounts.

Nonbargaining employees and bargaining employees who elected the traditional pension plan received up to $1,400 and $900, respectively, in matching contributions from the Company.

The Companies may make an additional contribution to participants’ accounts at their discretion.

Unless the employees had retired or become partially or totally disabled, employees must have had at least 1,000 hours of service and must have been employed on December 31 of the plan year to be eligible for matching contributions.

Benefits - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary). Each participant is fully vested in all contributions allocated to their account. Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

Administration - The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan. Administrative expenses of the Plan are paid by the Companies, except for certain investment management fees.

Plan Termination - There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. The employer may terminate the Plan at any time in accordance with the provisions of the Employee Retirement Income Security Act. Upon termination any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

3.	Information Certified by the Trustees

Investment information regarding the Plan, included in the Plan’s financial statements and the supplemental schedules, was prepared by U.S. Bank National Association and Vanguard Fiduciary Trust Company, the trustees for the Plan, and furnished to the Plan’s administrator. The Plan’s administrator has obtained certification from the trustees that the investment information is complete and accurate.

4.	Participant Loans

The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 for a no stated purpose loan or $5,000 for a residential loan, but less than 50 percent of the participant’s pre-tax account balance. In no event can a participant borrow more than $50,000 less the sum of any principal payments made on Plan loans during the preceding 12 months. Loans are for a period not to exceed 5 years for no stated purpose loans or 10 years (15 years for the NBU Savings Plan), for residential loans. The loans bear interest at a rate of prime plus 1 percent (at a rate determined by Xcel Energy based on prevailing market rates for the NBU Savings Plan). A participant can only have one loan outstanding at a time. Repayment of the loan plus interest is made through payroll deductions.

5.	Significant Plan Assets

At Dec. 31, 2001 the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

Vanguard Institutional Index Fund	$224,192,057
Vanguard Intermediate-term Treasury Fund	$123,000,917
Xcel Energy Common Stock	$99,859,537
Vanguard PRIMECAP Fund	$77,743,897

6.	Federal Income Tax Status

The Plan has received from the Internal Revenue Service a determination letter stating the Plan is qualified under the applicable sections of the Internal Revenue Code. On March 16, 1998, the Companies received a favorable determination from the Internal Revenue Service that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.	Guaranteed Investment Contracts (“GIC”)

The Plan has adopted Statement of Position No. 94-4 “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans” (“SOP 94-4”) which specifies the accounting for investment contracts issued by either an insurance enterprise or other entity. The Plan had one GIC at Dec. 31, 2000, which was fully benefit-responsive and, in accordance with SOP 94-4, was recorded at contract value. Contract value represents contributions made under the contract, plus interest at a rate determined on January 1 and July 1 of each year by the Monumental Life Insurance Co. There is no minimum crediting interest rate. There are no limitations on the contract’s guarantees. The contract was terminated on Jan. 19, 2001.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

Period ended Dec. 31, 2000
Average yield	5.968%
Crediting interest rate	5.590%
Valuation reserves	$—
Book value	$43,535,367
Fair value	$43,669,444

8.	Related Party Transactions

Certain investments of the Plan are shares of Xcel Energy Common Stock. Receivables include dividends on Company common stock declared and payable to the Plan of $1,349,940 at Dec. 31, 2001.

Vanguard Fiduciary Trust manages certain investments of the Plan. Vanguard is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

9.	Subsequent Events

Effective Jan. 1, 2002, a new plan document went in effect that covers the merged Xcel Energy Retirement Savings plan. The plan name was changed to the Xcel Energy 401(k) Savings Plan. The following is a brief description of the new plan.

Eligibility - The Plan is a defined contribution employee benefit plan which provides eligible employees of Xcel Energy with the opportunity to contribute to a retirement savings plan. The Plan is available to substantially all of the employees of Xcel Energy.

Participant Pre-tax Contributions - Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan. Employees can elect to start, stop or change their contribution election at any time. The maximum pre-tax contribution each year is 20 percent of annual base pay. Participants may invest their contributions among the various investment funds offered by the Plan. Income on a participant’s investment in the fund is credited to each participants’ account based on the number of units in the participants’ investment in the fund and the funds’ unit value.

Participant After-tax Contributions - The Plan also allows participants to make after-tax contributions through payroll deductions or lump sum contributions. After-tax contributions by payroll deduction are subject to an annual limit of 10 percent of base pay. The total after-tax contribution for both the Plan and Xcel Energy’s Employee Stock Ownership Plan cannot exceed 10 percent of gross pay from the time a participant first became a participant in either plan. Combined pre-tax and after-tax contributions cannot exceed 20 percent of gross pay in any given year.

Employer Contributions - Employees are eligible to receive matching contributions equal to 100 percent of the first 3 percent of pay contributed on a pre-tax basis, plus 50 percent of the next 2 percent of pay contributed on a pre-tax basis to the Plan during the plan year. Company match contributions are posted annually and invested in Xcel Energy Company Stock Fund.

Benefits - Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary). Each participant is fully vested in all contributions allocated to their account. Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

10.	Inability to Obtain Consent of Prior Independent Public Accountants

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

There may be risks and the participants’ recovery may be limited as a result of the Plan’s prior use of Arthur Andersen LLP as the Plan’s independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plan for the year ended Dec. 31, 2000. On March 27, 2002, Arthur Andersen LLP was dismissed as the Plan’s independent auditors and on March 27, 2002, Deloitte & Touche LLP was hired as the Plan’s independent auditors for the year ending Dec. 31, 2002. In addition, on March 27, 2002, Deloitte & Touche LLP was hired as the Plan’s independent auditors for the year ending Dec. 31, 2001. Because the former audit partner and manager have left Arthur Andersen LLP, the Plan was not able to obtain the written consent of Arthur Andersen LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

Schedule H - Item 4(i)- Schedule of Assets Held for Investment Purposes at Dec. 31, 2001

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy Common Stock Fund (1):
Xcel Energy Common Stock	3,599,839	$72,722,298	$99,859,537
Registered Investment Companies:
Vanguard Institutional Index Fund (1)	2,137,402	224,985,780	224,192,057
Vanguard Intermediate-Term Treasury Fund (1)	11,151,488	123,216,571	123,000,917
Vanguard PRIMECAP Fund (1)	1,509,004	77,743,897	77,743,897
Vanguard Wellington Fund (1)	1,203,402	32,804,736	32,804,736
Pimco Total Return Fund	2,261,705	23,804,525	23,657,432
Vanguard 500 Index Fund (1)	205,258	21,734,788	21,734,788
Longleaf Partners Fund	785,766	18,068,916	19,259,117
Wasatch Core Growth Fund	367,758	8,230,694	12,724,414
Vanguard Total Bond Market Index (1)	1,024,314	10,386,545	10,386,545
Vanguard Developing Market Index (1)	1,043,051	7,249,205	7,249,205
Interest-bearing Cash
Vanguard Prime Money Market (1)	29,463,525	29,463,525	29,463,525
First American Prime Obligations	22,320,240	22,320,240	22,320,240
Outstanding Participant Loans 5.26% - 10.5% (1)		9,905,765	9,905,765

Total		$682,637,485	$714,302,175

(1) Represents transaction with party-in-interest (Note 8)

The accompanying notes to financial statements are an integral part of this schedule.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

Schedule H — Item 4(j) — Schedule of Reportable Transactions (for the year ended Dec. 31, 2001)

					(h) Current value
(a) Identity of		(c) Purchase		(g) Cost of	of asset on	(i) Net gain or
party involved	(b) Description of asset	price	(d) Selling price	asset	transaction date	(loss)

Series of Transactions – Security of the Same Issue

U.S. Bank N.A.	Vanguard Money Market Fund	$17,444,997			$17,444,997

U.S. Bank N.A.	Vanguard Money Market Fund		$20,596,730	$20,596,730	$20,596,730

U.S. Bank N.A.	First American Prime Obligations	$404,774,720			$404,774,720

U.S. Bank N.A.	First American Prime Obligations		$387,789,688	$387,789,688	$387,789,688

U.S. Bank N.A.	Federal Home Loan Mortgage Corp	$24,760,972			$24,760,972

U.S. Bank N.A.	Federal Home Loan Mortgage Corp		$24,826,720	$24,760,972	$24,826,720	$65,748

U.S. Bank N.A.	Federal National Mortgage Association (8% 30 year)	$12,654,550			$12,654,550

U.S. Bank N.A.	Federal National Mortgage Association (8% 30 year)		$12,701,075	$12,654,550	$12,701,075	$46,525

U.S. Bank N.A.	Federal National Mortgage Association (7% 30 year)	$26,111,900			$26,111,900

U.S. Bank N.A.	Federal National Mortgage Association (7% 30 year)		$26,251,981	$26,111,900	$26,251,981	$140,081

U.S. Bank N.A.	Vanguard Intermediate-Term Treasury Fund	$144,958,240			$144,958,240

U.S. Bank N.A.	Vanguard Intermediate-Term Treasury Fund		$30,787,055	$30,534,260	$30,787,055	$252,795

U.S. Bank N.A.	Delaware Group Decatur Growth and Income Fund		$31,500,964	$31,652,336	$31,500,964	$(151,372)

U.S. Bank N.A.	Vanguard Institutional Index Fund	$230,878,036			$230,878,036

U.S. Bank N.A.	Vanguard Institutional Index Fund		$93,087,301	$93,356,293	$93,087,301	$(268,992)

U.S. Bank N.A.	BT Pyramid Broad Market Bond Index Fund		$46,723,640	$37,540,537	$46,723,640	$9,183,103

Single Transactions

U.S. Bank N.A.	Vanguard Intermediate-Term Treasury Fund	$36,634,311			$36,634,311

U.S. Bank N.A.	Vanguard Intermediate-Term Treasury Fund	$25,068,236			$25,068,236

U.S. Bank N.A.	Vanguard Intermediate-Term Treasury Fund	$31,229,609			$31,229,609

U.S. Bank N.A.	Vanguard Institutional Index Fund	$38,000,000			$38,000,000

U.S. Bank N.A.	Vanguard Institutional Index Fund	$29,986,280			$29,986,280

U.S. Bank N.A.	First American Prime Obligations	$36,634,311			$36,634,311

U.S. Bank N.A.	First American Prime Obligations	$39,658,442			$39,658,442

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

					(h) Current value
(a) Identity of		(c) Purchase		(g) Cost of	of asset on	(i) Net gain or
party involved	(b) Description of asset	price	(d) Selling price	asset	transaction date	(loss)

U.S. Bank N.A.	First American Prime Obligations	$25,068,236			$25,068,236

U.S. Bank N.A.	First American Prime Obligations	$31,229,609			$31,229,609

U.S. Bank N.A.	First American Prime Obligations	$36,630,404			$36,630,404

U.S. Bank N.A.	First American Prime Obligations		$36,630,404	$36,630,404	$36,630,404

U.S. Bank N.A.	First American Prime Obligations	$25,564,310			$25,564,310

U.S. Bank N.A.	First American Prime Obligations		$25,564,310	$25,564,310	$25,564,310

U.S. Bank N.A.	First American Prime Obligations	$25,068,235			$25,068,235

U.S. Bank N.A.	First American Prime Obligations		$25,068,235	$25,068,235	$25,068,235

U.S. Bank N.A.	First American Prime Obligations	$25,068,235			$25,068,235

U.S. Bank N.A.	First American Prime Obligations		$25,068,235	$25,068,235	$25,068,235

U.S. Bank N.A.	First American Prime Obligations	$31,229,609			$31,229,609

U.S. Bank N.A.	First American Prime Obligations		$31,229,609	$31,229,609	$31,229,609

U.S. Bank N.A.	First American Prime Obligations	$31,229,609			$31,229,609

U.S. Bank N.A.	First American Prime Obligations		$31,229,609	$31,229,609	$31,229,609

U.S. Bank N.A.	BT Pyramid Broad Market Bond Index Fund		$36,704,609	$29,025,716	$36,704,609	$7,678,893

U.S. Bank N.A.	BT Pyramid Broad Market Bond Index Fund	$29,025,716			$29,025,716

The accompanying notes to financial statements are an integral part of this schedule.

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Xcel Energy
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Xcel Energy Retirement Savings Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Xcel Energy Retirement Savings Plan as of December 31, 2000 were audited by other auditors whose report dated August 31, 2001 included a disclaimer of opinion because the plan administrator, as permitted by the Department of Labor Rules and Regulations, instructed them not to audit the information certified by the trustee.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 and schedule of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 24, 2002

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. (SEE NOTE 10 FOR FURTHER DISCUSSION)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Xcel Energy Retirement Savings Plan:

We were engaged to audit the accompanying financial statements and supplemental schedules of the Xcel Energy Retirement Savings Plan (the “Plan”) as of December 31, 2000, and for the year then ended, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan’s management. The statement of net assets available for benefits as of December 31, 1999, were reported upon by other auditors whose report dated July 14, 2000 included a disclaimer of opinion because the plan administrator, as permitted by the Department of Labor Rules and Regulations, instructed them not to audit the information certified by the trustee.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by U.S. Bank National Association, the trustee of the Plan, except for comparing such information with the related information included in the 2000 financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of December 31, 2000 and 1999 and for the year ended December 31, 2000, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
August 31, 2001

Xcel Energy Inc.
Retirement Savings Plan
(EIN: 41-0448030 PN:003)

Signature

As permitted under Form 11-K rules, the Company’s Retirement Savings Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy Retirement Savings Plan (Registrant)

July 1, 2002	By	/s/ DAVID E. RIPKA David E. Ripka Vice President and Controller Xcel Energy Inc.